Exhibit 99.1

Schedule 10 - Notification of Major Interests in Shares

Number of reports in announcement: 1

Company Name: Tomkins plc

Full Issuer Name: Tomkins plc

AVS Security Number: Unknown

Release Date: IMMEDIATELY

Release Time: IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:  Denise Burton

Tel. No: 020-8871-4544

Announcement Given to Third Parties:

Amendment: No

Headline: Holding in company

Schedule 10 - Notification of Major Interests in Shares

1   Name of company: Tomkins plc

2 Name of shareholder having a major interest: Legal & General Investment Management Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them: See additional information

5   Number of shares/amount of stock acquired: 496,700

6   Percentage of issued class: 0.06426%

7   Number of shares/amount of stock disposed: Not applicable

8   Percentage of issued class: Not applicable

9   Class of security: Ordinary shares of 5p each

10  Date of transaction: 30 August 2002

11  Date company informed: 3 September 2002

12  Total holding following this notification: 23,379,226

13  Total percentage holding of issued class following this notification:
    3.02469% (See additional information)

14  Contact name for queries: Denise Burton

15  Contact telephone number:  020-8871-4544

16 Name of company official responsible for making notification: Denise Burton, Deputy Company Secretary

17  Date of notification: 4 September 2002

Additional information:

4.  Registered Holders:-

HSBC Global Custody Nominee (UK) Ltd (A/c 775245)        3,597,129
HSBC Global Custody Nominee (UK) Ltd (A/c 754612)          455,600
HSBC Global Custody Nominee (UK) Ltd (A/c 360509)          632,311
HSBC Global Custody Nominee (UK) Ltd (A/c 357206)       18,541,924
HSBC Global Custody Nominee (UK) Ltd (A/c 866197)           84,462
HSBC Global Custody Nominee (UK) Ltd (A/c 904332)           67,800
TOTAL                                                   23,379,226

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13. The notification is in respect of the shareholder's interest increasing to greater than 3%.